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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------
                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)
                            -------------------------
                             HELLER FINANCIAL, INC.
                            (Name of Subject Company)

                             HELLER FINANCIAL, INC.
                        (Name of Person Filing Statement)
                            -------------------------
                 CLASS A COMMON STOCK, PAR VALUE $0.25 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $0.25 PER SHARE
                        (Title of Classes of Securities)
                            -------------------------
                                    423328103
                     (CUSIP Number of Class A Common Stock)
                            -------------------------
                               RICHARD J. ALMEIDA
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                             HELLER FINANCIAL, INC.
                             500 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60661
                                 (312) 441-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)
                            -------------------------
                                    COPY TO:

                             EDWARD D. HERLIHY, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
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 |_|CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
 MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.
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


     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes thereto, the "Statement") filed with the Securities and Exchange Commission on August 3, 2001 by Heller Financial, Inc., a Delaware corporation (the "Company"). The Statement relates to the tender offer by Hawk Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of the General Electric Capital Corporation, a Delaware corporation ("GE Capital"), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.25 per share, of the Company ("Class A Common Stock") and all of the issued and outstanding shares of Class B common stock, par value $0.25 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Shares"), at a purchase price of $53.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated August 3, 2001 (as amended, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 30, 2001, by and among GE Capital, Purchaser and the Company (the "Merger Agreement").

ITEM 8. ADDITIONAL INFORMATION.

     The Information Statement attached as Annex C to the Statement is hereby amended as follows:

     Purchaser has informed the Company that, pursuant to its rights under
Section 6.03 of the Merger Agreement, it currently intends to designate the following individuals for election to the Company's Board of Directors following the purchase of Shares by Purchaser pursuant to the Offer in accordance with the terms of the Merger Agreement:

     Nancy E. Barton

     Mark H.S. Cohen

     James A. Parke

     Information about each of these individuals is set forth in the Statement. In connection with the foregoing, the Company issued a press release on October 11, 2001, which is included as Exhibit (a)(5) hereto and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.                             DESCRIPTION

----------- --------------------------------------------------------------------

(a)(1)      Letter to the stockholders of the Company, dated August 3, 2001.*
(a)(2) Offer to Purchase, dated August 3, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on August 3, 2001).*
(a)(3)      Form of Letter of Transmittal (incorporated by reference to Exhibit
            (a)(1)(B) to the Schedule TO of Purchaser filed on August 3, 2001).*
(a)(4) Press Release issued by the Company on July 30, 2001 (incorporated by reference to press release under cover of Schedule 14D-9 filed by the Company on July 30, 2001).*
(a)(5)      Press Release issued by the Company on October 11, 2001.**
(e)(1)      Agreement and Plan of Merger, dated as of July 30, 2001, among
            GE Capital, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on August 3,
            2001).*


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(e)(2)      Support Agreement, dated as of July 30, 2001, among GE Capital,
            Purchaser and Fuji America Holdings, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on August 3,
            2001).*
(e)(3) Keep Well Letter Agreement, dated as of July 30, 2001, among GE Capital, Fuji Bank, acting by and through its New York Branch, and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed on August 3, 2001).*
(e)(4) Confidentiality Agreement, dated July 19, 2001, between GE Capital and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed on August 3, 2001).*
(e)(5)      Information Statement of the Company, dated August 3, 2001
            (included as Annex C hereto).*

-----------
*  Previously filed.

** Filed herewith.

                                  SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     HELLER FINANCIAL, INC.


                                     By: /s/ Robert E. Radway
                                         --------------------------------------
                                         Name:  Robert E. Radway
                                         Title: Executive Vice President

Dated: October 11, 2001

                                  EXHIBIT INDEX


EXHIBIT NO.                              DESCRIPTION

----------- --------------------------------------------------------------------

(a)(1)      Letter to the stockholders of the Company, dated August 3, 2001.*
(a)(2) Offer to Purchase, dated August 3, 2001 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on August 3, 2001).*
(a)(3)      Form of Letter of Transmittal (incorporated by reference to Exhibit
            (a)(1)(B) to the Schedule TO of Purchaser filed on August 3, 2001).*
(a)(4) Press Release issued by the Company on July 30, 2001 (incorporated by reference to press release under cover of Schedule 14D-9 filed by the Company on July 30, 2001).*
(a)(5)      Press Release issued by the Company on October 11, 2001.**
(e)(1)      Agreement and Plan of Merger, dated as of July 30, 2001, among
            GE Capital, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on August 3,
            2001).*
(e)(2) Support Agreement, dated as of July 30, 2001, among GE Capital, Purchaser and Fuji America Holdings, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on August 3,
            2001).*
(e)(3) Keep Well Letter Agreement, dated as of July 30, 2001, among GE Capital, Fuji Bank, acting by and through its New York Branch, and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed on August 3, 2001).*
(e)(4) Confidentiality Agreement, dated July 19, 2001, between GE Capital and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed on August 3, 2001).*
(e)(5)      Information Statement of the Company, dated August 3, 2001
            (included as Annex C hereto).*

------------
*   Previously filed.

** Filed herewith.